IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

[redacted]ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for December 21, 2004	333-118926
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on December 21, 2004.

CWABS, INC.

By: ____________________
Name: Leon Daniels, Jr.
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION; AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-T
Revolving Home Equity Loan Notes, Series 2004-T

NY1 5639129v2

ABS New Transaction

<u>Computational Materials</u>

$2,000,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-T

Revolving Home Equity Loan Asset Backed Notes, Series 2004-T

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: December 14, 2004

$2,000,000,000 (Approximate)

Revolving Home Equity Loan Trust (2004-T)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-T

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$959,991,000	LIBOR + [24](3)	2.55 / 2.71	1-73 / 1-142	January 2030	AAA / Aaa
2-A	$1,040,009,000			*Not Offered Herein*		
Total	$2,000,000,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of December 23, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and UBS Securities LLC (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac").
Indenture Trustee:	JPMorgan Chase Bank, National Association.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	December 23, 2004.
Expected Settlement Date:	December 23, 2004.
Cut-off Date:	December 16, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through February 14, 2005.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing February 15, 2005.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of January 2005.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans", "Group 2 Mortgage Loans", and each, a "Loan Group"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of at least $1.97 billion (subject to a variance of +/- 10%). The information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of November 29, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10) or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.02% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.05% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-T (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $2,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus [0.24]%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable Loan Group during the related billing cycle for the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator of which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in February 2006, the

Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the February 2006 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the related class of Notes to the extent funds are available from the Mortgage Loans in the related Loan Group as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of the Note Insurer with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes, accrued monthly interest at the related Note Rate together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward), that remains unpaid after taking into account the payments of Investor Interest Collections from the Group 2 Mortgage Loans;
6. Reimbursement to the Note Insurer for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
7. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
8. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
9. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
10. Payment of any other amounts owed to the Note Insurer with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Reimbursement to the Note Insurer for prior draws on its insurance policy and any other amount owed to the Note Insurer, in each case with respect to Group 2 Mortgage Loans;
13. Basis Risk Carryforward related to the Class 1-A Notes; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2
Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of the Note Insurer with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes, accrued monthly interest at the related Note Rate together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward), that remains unpaid after taking into account the payments of Investor Interest Collections from the Group 1 Mortgage Loans;
6. Reimbursement to the Note Insurer for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
7. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
8. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
9. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
10. Payment of any other amounts owed to the Note Insurer with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Reimbursement to the Note Insurer for prior draws on its insurance policy and any other amount owed to the Note Insurer, in each case with respect to Group 1 Mortgage Loans;
13. Basis Risk Carryforward related to the Class 2-A Notes; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each Loan Group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Loan Group, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Loan Group relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Loan Group for the related Payment Date less the sum of additional balances created from new draws on the Mortgage Loans in that Loan Group during the related Collection Period (but not less than zero).

the Mortgage Loans in that Loan Group during the related Collection Period (but not less than zero).

The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in January 2010.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, 98.40%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that Loan Group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a Loan Group will be available to cover losses on the Mortgage Loans in the related Loan Group first and then, if necessary, in the unrelated Loan Group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each Loan Group will be available to provide limited protection against Investor Loss Amounts in such Loan Group (as defined below) up to the Available Transferor Subordinated Amount for such Loan Group and then, if necessary for the unrelated Loan Group. The "Available Transferor Subordinated Amount" for each Loan Group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Loan Group at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of Notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each Loan Group will be (i) prior to the date on which the step-down occurs, 1.60% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the date on which the step-down occurs and so long as a trigger event is not in effect, 3.20% of the then current unpaid principal balance of the related Loan Group (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Loan Group). The Allocated Transferor Interest for each Loan Group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Class of Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant Loan Group. The "Investor Floating Allocation Percentage," for any Payment Date and each Loan Group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each Loan Group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be eligible for purchase by certain ERISA plans. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	24	24	24	24	24	24	24
WAL (yr)	6.09	5.14	3.13	2.55	2.10	1.75	1.63
MDUR (yr)	5.49	4.68	2.95	2.42	2.01	1.69	1.58
Principal Window Beginning	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05
Principal Window End	Nov16	Aug15	Mar12	Feb11	Mar10	May09	Jan09

[1] Based on a 15% draw rate.

Class 1-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	24	24	24	24	24	24	24
WAL (yr)	6.34	5.36	3.33	2.71	2.25	1.89	1.77
MDUR (yr)	5.66	4.85	3.10	2.55	2.14	1.81	1.70
Principal Window Beginning	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05
Principal Window End	Mar25	Jun23	Sep18	Nov16	Apr15	Dec13	Jun13

[1] Based on a 15% draw rate.

$615,237,143

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$615,237,143	
Aggregate Credit Limit		$693,149,043	
WA Coupon (Gross)		5.165%	2.269% to 11.750%
WA Margin (Gross)		2.157%	-0.750% to 7.000%
WA Maximum Rate		17.799%	11.949% to 24.000%
Average Principal Balance		$33,916	$1,000 to $162,900
Average Credit Limit		$38,211	$4,000 to $165,590
WA Remaining Term To Scheduled Maturity (months)		300	107 to 300
WA Combined Loan-to-Value Ratio		88.32%	13.43% to 100.00%
Average Credit Utilization Rate		91.89%	0.70% to 100.00%
Origination Period			11/30/1999 to 11/23/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1.27	
WA FICO		711	
WA Second Mortgage Ratio		23.96%	1.54% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Top 5 Appr		Occ Codes		Delinq Status	
CA	18.07%	SFR	69.83%	ALT	26.74%	1004U	47.17%	OO	94.94%	Current	100.00%
FL	7.23%	PUD	18.11%	STREAM	24.44%	PrpValUp	23.84%	INV	3.07%		
AZ	5.71%	CND	8.81%	REDUCE	22.26%	1073C	6.29%	2H	1.99%		
CO	4.93%	2-4U	2.79%	FULL	17.67%	2055I	5.93%				
IL	4.36%	CNDP	0.46%	SUPERS	8.89%	AS400Val	3.44%				

$615,237,143

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
HELOC 10YDR/0YRP	$95,842	1	0.02	$95,842	4.750	107.00	821	100.0
HELOC 5YDR/5YRP	$19,830	1	0.00	$19,830	7.750	120.00	731	95.0
HELOC 5YDR/10YRP	$4,260	1	0.00	$4,260	5.750	171.00	770	38.0
HELOC 10YDR/15YRP	$614,778,651	18,127	99.93	$33,915	5.165	299.74	711	88.3
HELOC 15YDR/0YRP	$19,720	1	0.00	$19,720	4.750	173.00	733	70.9
HELOC 15YDR/10YRP	$318,839	9	0.05	$35,427	5.164	299.10	721	91.8
	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
$0.01 - $10,000.00	$2,008,223	312	0.33	$6,437	4.736	298.68	720	68.2
$10,000.01 - $20,000.00	$65,290,660	3,846	10.61	$16,976	4.961	299.62	713	85.9
$20,000.01 - $30,000.00	$148,862,893	5,785	24.20	$25,733	5.016	299.71	711	89.2
$30,000.01 - $40,000.00	$128,878,499	3,714	20.95	$34,701	5.244	299.69	713	90.6
$40,000.01 - $50,000.00	$87,230,245	1,911	14.18	$45,646	5.201	299.83	713	89.3
$50,000.01 - $60,000.00	$58,728,362	1,063	9.55	$55,248	5.337	299.77	711	90.6
$60,000.01 - $70,000.00	$39,501,564	609	6.42	$64,863	5.478	299.75	709	89.1
$70,000.01 - $80,000.00	$22,072,556	292	3.59	$75,591	5.041	299.81	702	83.1
$80,000.01 - $90,000.00	$15,622,059	183	2.54	$85,366	5.161	299.70	702	85.5
$90,000.01 - $100,000.00	$23,112,442	237	3.76	$97,521	5.108	299.03	703	80.5
$100,000.01 - $125,000.00	$11,452,168	101	1.86	$113,388	5.387	299.89	721	82.9
$125,000.01 - $150,000.00	$10,439,692	74	1.70	$141,077	5.451	299.77	707	79.7
$150,000.01 - $175,000.00	$2,037,779	13	0.33	$156,752	4.679	299.92	736	91.8
	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
<= 3.000	$1,288,062	42	0.21	$30,668	2.987	299.69	716	88.8
3.001 - 3.500	$24,677,810	719	4.01	$34,322	3.429	299.47	715	93.8
3.501 - 4.000	$251,086,406	7,415	40.81	$33,862	3.940	299.88	703	85.5
4.001 - 4.500	$14,899,399	487	2.42	$30,594	4.476	299.67	714	89.7
4.501 - 5.000	$130,063,223	4,202	21.14	$30,953	4.787	299.72	720	91.7
5.001 - 5.500	$17,356,290	430	2.82	$40,363	5.314	299.48	719	68.4
5.501 - 6.000	$16,902,752	396	2.75	$42,684	5.762	299.51	710	79.1
6.001 - 6.500	$16,034,952	414	2.61	$38,732	6.357	299.52	701	81.3
6.501 - 7.000	$22,886,792	655	3.72	$34,942	6.818	299.22	723	89.7
7.001 - 7.500	$43,100,801	1,283	7.01	$33,594	7.293	299.51	717	91.3
7.501 - 8.000	$17,414,815	494	2.83	$35,253	7.822	299.41	712	94.5
8.001 - 8.500	$38,367,348	1,033	6.24	$37,142	8.289	299.52	722	97.0
8.501 - 9.000	$10,578,136	297	1.72	$35,617	8.824	299.78	718	94.5
9.001 - 9.500	$7,514,140	190	1.22	$39,548	9.279	299.79	685	96.1
9.501 - 10.000	$2,005,721	51	0.33	$39,328	9.950	299.90	694	94.7
10.001 - 10.500	$254,289	10	0.04	$25,429	10.286	299.06	675	92.0

$615,237,143

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
10.501 - 11.000	$708,856	18	0.12	$39,381	10.785	299.19	647	79.6
11.001 - 11.500	$52,150	2	0.01	$26,075	11.181	299.45	632	89.5
11.501 - 12.000	$45,200	2	0.01	$22,600	11.700	300.00	663	90.0
	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
97 - 108	$95,842	1	0.02	$95,842	4.750	107.00	821	100.0
109 - 120	$19,830	1	0.00	$19,830	7.750	120.00	731	95.0
169 - 180	$23,980	2	0.00	$11,990	4.928	172.64	740	65.1
241 - 252	$36,000	1	0.01	$36,000	8.250	241.00	701	100.0
265 - 276	$153,331	4	0.02	$38,333	6.523	272.38	697	85.0
277 - 288	$501,868	18	0.08	$27,882	5.712	286.02	698	77.5
289 - 300	$614,406,291	18,113	99.86	$33,921	5.164	299.76	711	88.3
	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
10.01 - 20.00	$173,355	12	0.03	$14,446	3.990	299.97	739	17.2
20.01 - 30.00	$1,589,041	37	0.26	$42,947	4.762	299.77	732	25.9
30.01 - 40.00	$3,848,795	123	0.63	$31,291	4.535	299.60	726	35.5
40.01 - 50.00	$9,316,413	256	1.51	$36,392	4.694	299.81	727	45.4
50.01 - 60.00	$17,682,707	507	2.87	$34,877	4.541	299.70	712	55.7
60.01 - 70.00	$45,170,197	1,282	7.34	$35,234	4.652	299.72	709	66.8
70.01 - 80.00	$72,102,700	2,000	11.72	$36,051	4.660	299.70	700	78.0
80.01 - 90.00	$175,014,942	5,767	28.45	$30,348	5.386	299.80	705	88.9
90.01 - 100.00	$290,338,993	8,156	47.19	$35,598	5.301	299.64	717	98.3
	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
AK	$1,981,944	43	0.32	$46,092	5.247	299.90	723	92.0
AL	$8,394,146	290	1.36	$28,945	4.790	299.78	714	94.4
AZ	$35,144,308	1,090	5.71	$32,242	5.234	299.62	717	91.9
CA	$111,166,210	2,899	18.07	$38,346	5.346	299.73	709	81.3
CO	$30,338,270	905	4.93	$33,523	5.247	299.76	716	92.3
CT	$7,086,156	178	1.15	$39,810	5.339	299.84	707	84.9
DC	$636,334	19	0.10	$33,491	4.133	299.88	715	73.6
DE	$1,648,691	50	0.27	$32,974	4.614	299.75	720	88.2
FL	$44,461,537	1,376	7.23	$32,312	5.471	299.72	711	89.3

$615,237,143

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
GA	$20,348,580	623	3.31	$32,662	4.672	299.76	708	94.2
HI	$6,311,747	143	1.03	$44,138	5.002	299.81	717	81.7
IA	$2,870,095	97	0.47	$29,589	4.836	299.66	720	91.1
ID	$5,199,352	165	0.85	$31,511	5.264	299.21	715	92.6
IL	$26,807,268	780	4.36	$34,368	5.312	299.73	717	90.1
IN	$7,038,111	253	1.14	$27,819	4.801	299.73	711	92.5
KS	$5,161,883	182	0.84	$28,362	4.654	299.73	714	94.0
KY	$7,462,318	289	1.21	$25,821	4.744	299.66	714	92.6
LA	$3,505,710	118	0.57	$29,709	5.136	299.74	710	92.1
MA	$12,786,539	338	2.08	$37,830	5.339	299.76	707	82.4
MD	$14,419,357	370	2.34	$38,971	4.994	299.73	710	86.6
ME	$2,342,151	71	0.38	$32,988	5.261	299.75	717	88.7
MI	$20,435,321	665	3.32	$30,730	4.815	299.67	711	91.0
MN	$12,442,655	373	2.02	$33,358	4.931	299.77	713	91.1
MO	$10,254,169	372	1.67	$27,565	4.752	299.74	707	92.7
MS	$1,642,500	59	0.27	$27,839	4.815	299.68	696	89.2
MT	$2,859,873	87	0.46	$32,872	4.823	299.79	720	86.3
NC	$13,171,514	416	2.14	$31,662	5.052	299.69	710	93.2
ND	$281,588	12	0.05	$23,466	4.413	299.91	689	94.9
NE	$966,980	36	0.16	$26,861	4.823	299.54	708	96.5
NH	$3,855,706	107	0.63	$36,035	5.166	299.79	715	87.0
NJ	$23,177,096	572	3.77	$40,519	5.346	299.70	706	85.5
NM	$4,179,623	134	0.68	$31,191	4.908	299.67	706	92.2
NV	$23,427,852	585	3.81	$40,048	5.675	299.79	709	86.4
NY	$17,054,962	465	2.77	$36,677	4.999	298.60	702	80.9
OH	$15,575,795	523	2.53	$29,782	4.825	299.69	713	93.4
OK	$3,482,396	133	0.57	$26,183	4.837	299.80	707	92.8
OR	$11,729,747	365	1.91	$32,136	5.167	299.85	713	91.3
PA	$15,512,947	505	2.52	$30,719	4.842	299.74	714	89.4
RI	$2,849,185	65	0.46	$43,834	5.508	299.93	703	84.8
SC	$3,967,453	146	0.64	$27,174	5.022	299.70	711	92.8
SD	$753,090	26	0.12	$28,965	4.433	299.79	698	88.5
TN	$7,684,748	266	1.25	$28,890	4.922	299.72	714	94.0
TX	$2,728,499	103	0.44	$26,490	5.075	299.81	716	89.2
UT	$9,002,775	301	1.46	$29,910	5.366	299.63	716	93.1
VA	$15,706,071	434	2.55	$36,189	4.944	299.84	709	87.5
VT	$652,641	20	0.11	$32,632	4.765	299.72	726	85.5
WA	$24,364,344	687	3.96	$35,465	5.286	299.82	711	90.9
WI	$10,179,549	330	1.65	$30,847	5.082	299.86	708	90.5
WV	$1,224,850	44	0.20	$27,838	5.031	299.65	715	92.4
WY	$962,509	30	0.16	$32,084	5.049	299.89	703	90.3
	$615,237,143	**18,140**	**100.00**	**$33,916**	**5.165**	**299.70**	**711**	**88.3**

$615,237,143

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
841 - 850	$51,940	2	0.01	$25,970	4.886	300.00	842	57.3
821 - 840	$1,513,145	44	0.25	$34,390	4.892	287.72	826	78.9
801 - 820	$10,835,535	338	1.76	$32,058	4.979	299.79	808	83.6
781 - 800	$29,457,811	910	4.79	$32,371	5.048	299.74	789	85.9
761 - 780	$52,380,769	1,587	8.51	$33,006	5.236	299.77	770	87.7
741 - 760	$71,755,562	2,152	11.66	$33,344	5.247	299.77	750	89.5
721 - 740	$88,379,094	2,605	14.37	$33,927	5.353	299.68	730	89.7
701 - 720	$103,308,222	2,988	16.79	$34,574	5.352	299.71	710	89.9
681 - 700	$86,700,605	2,510	14.09	$34,542	5.160	299.76	690	89.2
661 - 680	$90,755,926	2,646	14.75	$34,299	5.008	299.73	670	89.1
641 - 660	$47,551,967	1,417	7.73	$33,558	4.927	299.70	651	85.6
621 - 640	$28,721,970	830	4.67	$34,605	4.691	299.77	631	82.0
601 - 620	$3,373,894	99	0.55	$34,080	4.751	299.69	617	80.5
581 - 600	$359,386	9	0.06	$39,932	8.446	298.89	590	70.7
561 - 580	$15,000	1	0.00	$15,000	4.750	300.00	571	67.7
<= 560	$76,318	2	0.01	$38,159	5.399	291.59	534	76.0
	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
SFR	$429,591,887	12,827	69.83	$33,491	5.039	299.68	709	87.4
PUD	$111,440,642	3,186	18.11	$34,978	5.222	299.75	716	91.1
CND	$54,228,846	1,670	8.81	$32,472	5.556	299.75	720	90.5
2-4U	$17,171,528	363	2.79	$47,304	6.576	299.79	712	87.1
CNDP	$2,804,240	94	0.46	$29,832	5.915	299.74	723	88.0
	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
<= 0.000	$47,861,232	1,281	7.78	$37,362	4.144	299.36	744	70.0
0.001 - 0.250	$13,641,104	379	2.22	$35,992	4.241	299.66	694	65.5
0.251 - 0.500	$48,468,887	1,346	7.88	$36,010	4.342	299.76	717	75.8
0.501 - 0.750	$8,027,831	203	1.30	$39,546	4.926	299.72	711	75.3
0.751 - 1.000	$20,586,274	477	3.35	$43,158	5.133	299.72	715	82.5
1.001 - 1.250	$25,284,062	722	4.11	$35,019	4.337	299.74	669	74.2
1.251 - 1.500	$17,351,143	507	2.82	$34,223	4.539	299.52	720	89.9
1.501 - 1.750	$19,604,459	563	3.19	$34,821	5.256	299.71	709	83.2
1.751 - 2.000	$58,375,021	1,968	9.49	$29,662	4.755	299.69	732	90.4
2.001 - 2.250	$41,745,285	1,317	6.79	$31,697	4.968	299.81	700	89.6
2.251 - 2.500	$110,055,235	3,389	17.89	$32,474	5.135	299.76	733	96.0
2.501 - 2.750	$23,369,121	667	3.80	$35,036	6.616	299.81	698	91.3
2.751 - 3.000	$37,346,947	1,141	6.07	$32,732	4.979	299.64	680	92.5
3.001 - 3.250	$10,612,052	321	1.72	$33,059	5.550	299.82	695	94.2

$615,237,143

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
3.251 - 3.500	$82,879,592	2,391	13.47	$34,663	5.846	299.70	696	97.8
3.501 - 3.750	$11,750,377	361	1.91	$32,550	6.583	299.80	705	95.0
3.751 - 4.000	$7,956,215	218	1.29	$36,496	7.295	299.72	706	96.5
4.001 - 4.250	$11,239,611	340	1.83	$33,058	6.056	299.89	684	94.6
4.251 - 4.500	$8,905,024	227	1.45	$39,229	7.788	299.81	680	97.0
4.501 - 4.750	$4,178,740	142	0.68	$29,428	5.807	299.65	675	96.0
4.751 - 5.000	$1,361,912	46	0.22	$29,607	5.438	299.96	669	95.6
5.001 - 5.250	$1,836,242	44	0.30	$41,733	9.692	299.92	689	95.1
5.251 - 5.500	$1,475,494	52	0.24	$28,375	4.353	299.82	656	96.9
5.501 - 5.750	$59,140	3	0.01	$19,713	6.801	297.28	672	87.4
5.751 - 6.000	$193,550	4	0.03	$48,388	8.314	299.85	717	94.6
6.001 - 6.250	$648,409	20	0.11	$32,420	9.221	299.05	640	80.9
6.251 - 6.500	$338,986	8	0.06	$42,373	8.031	298.89	591	69.8
6.501 - 6.750	$40,000	1	0.01	$40,000	6.125	300.00	647	69.5
6.751 - 7.000	$45,200	2	0.01	$22,600	11.700	300.00	663	90.0
2.157	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
0.01 - 10.00	$337,283	89	0.05	$3,790	5.109	297.88	728	66.4
10.01 - 20.00	$1,683,216	148	0.27	$11,373	4.970	298.73	724	68.2
20.01 - 30.00	$3,426,987	204	0.56	$16,799	4.736	298.22	722	69.6
30.01 - 40.00	$6,711,742	319	1.09	$21,040	4.732	299.68	723	72.0
40.01 - 50.00	$9,785,643	402	1.59	$24,342	4.665	299.61	713	74.3
50.01 - 60.00	$12,911,318	479	2.10	$26,955	4.594	299.65	714	76.7
60.01 - 70.00	$15,872,060	558	2.58	$28,445	4.528	299.71	709	78.6
70.01 - 80.00	$21,318,363	677	3.47	$31,489	4.500	299.70	712	79.7
80.01 - 90.00	$22,367,671	598	3.64	$37,404	4.533	299.66	703	82.0
90.01 - 100.00	$520,822,860	14,666	84.65	$35,512	5.271	299.72	711	90.2
	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
11.949	$5,123,233	52	0.83	$98,524	5.378	299.79	704	100.0
16.000	$24,319,139	723	3.95	$33,636	5.031	299.84	708	87.2
17.000	$46,607,098	1,470	7.58	$31,706	5.447	299.72	711	89.2
18.000	$538,402,596	15,874	87.51	$33,917	5.139	299.70	711	88.2
21.000	$765,357	20	0.12	$38,268	8.626	298.86	609	72.0
24.000	$19,720	1	0.00	$19,720	4.750	173.00	733	70.9
17.799	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3

$615,237,143

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
$0.01 - $10,000.00	$117,370	14	0.02	$8,384	4.907	298.88	706	72.0
$10,000.01 - $20,000.00	$48,136,409	2,881	7.82	$16,708	5.136	299.66	712	88.2
$20,000.01 - $30,000.00	$137,849,193	5,608	22.41	$24,581	5.026	299.71	711	90.5
$30,000.01 - $40,000.00	$127,274,363	3,915	20.69	$32,509	5.249	299.70	713	91.2
$40,000.01 - $50,000.00	$93,558,544	2,346	15.21	$39,880	5.138	299.80	714	87.9
$50,000.01 - $60,000.00	$60,003,736	1,188	9.75	$50,508	5.329	299.77	710	90.9
$60,000.01 - $70,000.00	$40,721,388	712	6.62	$57,193	5.457	299.74	708	89.9
$70,000.01 - $80,000.00	$26,832,687	443	4.36	$60,570	5.005	299.66	705	81.5
$80,000.01 - $90,000.00	$18,887,825	279	3.07	$67,698	5.090	299.71	704	84.3
$90,000.01 - $100,000.00	$33,434,378	471	5.43	$70,986	4.933	299.25	707	77.3
$100,000.01 - $125,000.00	$11,985,076	123	1.95	$97,440	5.474	299.88	718	83.6
$125,000.01 - $150,000.00	$13,740,704	141	2.23	$97,452	5.281	299.68	714	77.6
$150,000.01 - $175,000.00	$2,695,470	19	0.44	$141,867	4.724	299.68	728	88.8
	$615,237,143	**18,140**	**100.00**	**$33,916**	**5.165**	**299.70**	**711**	**88.3**

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
Second	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3
	$615,237,143	**18,140**	**100.00**	**$33,916**	**5.165**	**299.70**	**711**	**88.3**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
Current	$615,237,143	18,140	100.00	$33,916	5.165	299.70	711	88.3
	$615,237,143	**18,140**	**100.00**	**$33,916**	**5.165**	**299.70**	**711**	**88.3**

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
1999	$36,000	1	0.01	$36,000	8.250	241.00	701	100.0
2002	$153,331	4	0.02	$38,333	6.523	272.38	697	85.0
2003	$690,298	21	0.11	$32,871	5.721	261.56	711	81.8
2004	$614,357,513	18,114	99.86	$33,916	5.164	299.75	711	88.3
	$615,237,143	**18,140**	**100.00**	**$33,916**	**5.165**	**299.70**	**711**	**88.3**

ABS New Transaction

Computational Materials

$2,000,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-T

Revolving Home Equity Loan Asset Backed Notes, Series 2004-T

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: December 14, 2004

$2,000,000,000 (Approximate)

Revolving Home Equity Loan Trust (2004-T)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-T

Class	Approximate Amount [(1)]	Note Rate	WAL (Years) Call/Mat [(2)]	Payment Window (Months) Call/Mat [(2)]	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$959,991,000			*Not Offered Herein*		
2-A	$1,040,009,000	LIBOR + [24][(3)]	2.55 / 2.71	1-73 / 1-142	January 2030	AAA / Aaa
Total	**$2,000,000,000**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of December 23, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and UBS Securities LLC (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac").
Indenture Trustee:	JPMorgan Chase Bank, National Association.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	December 23, 2004.
Expected Settlement Date:	December 23, 2004.
Cut-off Date:	December 16, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through February 14, 2005.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing February 15, 2005.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of January 2005.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans", "Group 2 Mortgage Loans", and each, a "Loan Group"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of at least $1.97 billion (subject to a variance of +/- 10%). The information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of November 29, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10) or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.02% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.05% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-T (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $2,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus [0.24]%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable Loan Group during the related billing cycle for the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator of which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in February 2006, the

Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the February 2006 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the related class of Notes to the extent funds are available from the Mortgage Loans in the related Loan Group as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of the Note Insurer with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes, accrued monthly interest at the related Note Rate together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward), that remains unpaid after taking into account the payments of Investor Interest Collections from the Group 2 Mortgage Loans;
6. Reimbursement to the Note Insurer for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
7. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
8. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
9. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
10. Payment of any other amounts owed to the Note Insurer with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Reimbursement to the Note Insurer for prior draws on its insurance policy and any other amount owed to the Note Insurer, in each case with respect to Group 2 Mortgage Loans;
13. Basis Risk Carryforward related to the Class 1-A Notes; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2
Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of the Note Insurer with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes, accrued monthly interest at the related Note Rate together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward), that remains unpaid after taking into account the payments of Investor Interest Collections from the Group 1 Mortgage Loans;
6. Reimbursement to the Note Insurer for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
7. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
8. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
9. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
10. Payment of any other amounts owed to the Note Insurer with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Reimbursement to the Note Insurer for prior draws on its insurance policy and any other amount owed to the Note Insurer, in each case with respect to Group 1 Mortgage Loans;
13. Basis Risk Carryforward related to the Class 2-A Notes; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each Loan Group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Loan Group, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Loan Group relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Loan Group for the related Payment Date less the sum of additional balances created from new draws on the Mortgage Loans in that Loan Group during the related Collection Period (but not less than zero).

the Mortgage Loans in that Loan Group during the related Collection Period (but not less than zero).

The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in January 2010.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, 98.40%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that Loan Group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a Loan Group will be available to cover losses on the Mortgage Loans in the related Loan Group first and then, if necessary, in the unrelated Loan Group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each Loan Group will be available to provide limited protection against Investor Loss Amounts in such Loan Group (as defined below) up to the Available Transferor Subordinated Amount for such Loan Group and then, if necessary for the unrelated Loan Group. The "Available Transferor Subordinated Amount" for each Loan Group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Loan Group at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of Notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each Loan Group will be (i) prior to the date on which the step-down occurs, 1.60% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the date on which the step-down occurs and so long as a trigger event is not in effect, 3.20% of the then current unpaid principal balance of the related Loan Group (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Loan Group). The Allocated Transferor Interest for each Loan Group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and thc ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Class of Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant Loan Group. The "Investor Floating Allocation Percentage," for any Payment Date and each Loan Group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each Loan Group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be eligible for purchase by certain ERISA plans. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	24	24	24	24	24	24	24
WAL (yr)	6.09	5.14	3.13	2.55	2.10	1.75	1.63
MDUR (yr)	5.49	4.69	2.95	2.42	2.02	1.69	1.58
Principal Window Beginning	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05
Principal Window End	Nov16	Aug15	Mar12	Feb11	Mar10	May09	Jan09

[1] Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	24	24	24	24	24	24	24
WAL (yr)	6.34	5.37	3.33	2.71	2.25	1.89	1.77
MDUR (yr)	5.66	4.85	3.10	2.56	2.14	1.81	1.70
Principal Window Beginning	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05
Principal Window End	Mar25	Jun23	Sep18	Nov16	Apr15	Dec13	Jun13

[1] Based on a 15% draw rate.

$666,518,854

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$666,518,854	
Aggregate Credit Limit		$799,775,773	
WA Coupon (Gross)		5.698%	0.500% to 11.250%
WA Margin (Gross)		1.844%	-0.750% to 7.750%
WA Maximum Rate		17.823%	11.949% to 21.000%
Average Principal Balance		$71,278	$1,000 to $2,000,000
Average Credit Limit		$85,528	$5,194 to $2,000,000
WA Remaining Term To Scheduled Maturity (months)		300	112 to 300
WA Combined Loan-to-Value Ratio		86.38%	10.41% to 100.00%
Average Credit Utilization Rate		79.13%	0.40% to 100.00%
Origination Period			12/31/1997 to 11/23/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1.17	
WA FICO		716	
WA Second Mortgage Ratio		28.14%	1.40% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Top 5 Appr		Occ Codes		Delinq Status	
CA	58.97%	SFR	68.01%	REDUCE	48.94%	1004U	74.38%	OO	93.68%	Current	100.00%
FL	4.89%	PUD	21.71%	FULL	18.90%	1073C	6.50%	INV	3.58%		
NY	3.04%	CND	6.70%	ALT	14.13%	PrpValUp	5.16%	2H	2.74%		
NJ	2.89%	2-4U	2.36%	STREAM	9.34%	2055I	4.60%				
CO	2.70%	CNDP	0.95%	SUPERS	8.68%	AS400Val	2.32%				

$666,518,854

Loan Programs								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
HELOC 5YDR/5YRP	$4,880	2	0.00	$2,440	7.360	112.00	712	91.1
HELOC 10YDR/15YRP	$665,992,854	9,343	99.92	$71,283	5.698	299.78	716	86.4
HELOC 15YDR/0YRP	$351,800	3	0.05	$117,267	5.809	179.32	740	94.9
HELOC 15YDR/10YRP	$169,320	3	0.03	$56,440	5.206	299.33	720	92.9
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Principal Balances								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
$0.01 - $10,000.00	$14,274,404	2,138	2.14	$6,677	4.836	299.23	717	81.2
$10,000.01 - $20,000.00	$14,353,115	1,149	2.15	$12,492	5.079	299.54	712	85.2
$20,000.01 - $30,000.00	$6,320,255	239	0.95	$26,445	5.086	299.53	706	80.3
$30,000.01 - $40,000.00	$15,347,234	410	2.30	$37,432	5.489	299.78	715	85.4
$40,000.01 - $50,000.00	$30,520,824	662	4.58	$46,104	5.673	299.87	713	85.9
$50,000.01 - $60,000.00	$35,412,868	633	5.31	$55,944	5.508	299.88	721	88.9
$60,000.01 - $70,000.00	$43,179,161	657	6.48	$65,722	5.852	299.74	715	90.5
$70,000.01 - $80,000.00	$48,584,781	647	7.29	$75,092	5.886	299.68	716	92.4
$80,000.01 - $90,000.00	$39,974,305	468	6.00	$85,415	5.812	299.88	715	92.5
$90,000.01 - $100,000.00	$59,578,196	614	8.94	$97,033	5.832	299.78	715	88.5
$100,000.01 - $125,000.00	$65,297,069	580	9.80	$112,581	6.174	299.57	717	91.3
$125,000.01 - $150,000.00	$64,959,811	456	9.75	$142,456	5.883	299.60	709	85.9
$150,000.01 - $175,000.00	$21,837,450	134	3.28	$162,966	5.857	299.23	713	87.4
$175,000.01 - $200,000.00	$25,996,180	136	3.90	$191,148	5.657	299.81	716	80.7
$200,000.01 - $225,000.00	$13,582,158	64	2.04	$212,221	5.919	299.77	708	84.6
$225,000.01 - $250,000.00	$14,450,113	60	2.17	$240,835	5.688	299.77	722	80.6
$250,000.01 - $275,000.00	$7,331,080	28	1.10	$261,824	5.886	299.28	709	80.9
$275,000.01 - $300,000.00	$12,924,443	44	1.94	$293,737	5.628	299.80	720	78.7
$300,000.01 - $325,000.00	$6,917,448	22	1.04	$314,429	5.149	299.95	733	82.4
$325,000.01 - $350,000.00	$8,174,475	24	1.23	$340,603	5.653	299.79	720	83.8
$350,000.01 - $375,000.00	$4,757,181	13	0.71	$365,937	5.324	300.00	724	86.9
$375,000.01 - $400,000.00	$9,435,438	24	1.42	$393,143	5.922	299.83	732	79.7
$400,000.01 - $425,000.00	$4,913,948	12	0.74	$409,496	5.762	299.75	720	83.5
$425,000.01 - $450,000.00	$3,099,200	7	0.46	$442,743	4.971	300.00	720	90.6
$450,000.01 - $475,000.00	$2,795,500	6	0.42	$465,917	6.453	300.00	697	86.2
$475,000.01 - $500,000.00	$18,437,434	37	2.77	$498,309	5.145	299.81	732	78.0
$500,000.01 - $525,000.00	$3,116,564	6	0.47	$519,427	5.523	299.83	714	83.3
$525,000.01 - $550,000.00	$2,144,753	4	0.32	$536,188	5.660	299.25	720	90.0
$550,000.01 - $575,000.00	$2,821,500	5	0.42	$564,300	5.276	300.00	709	79.1
$575,000.01 - $600,000.00	$4,703,350	8	0.71	$587,919	5.541	299.11	721	80.4
$600,000.01 - $625,000.00	$3,096,500	5	0.46	$619,300	5.545	300.00	722	89.0
$625,000.01 - $650,000.00	$1,268,904	2	0.19	$634,452	5.561	299.50	751	86.8
$675,000.01 - $700,000.00	$2,764,000	4	0.41	$691,000	4.657	300.00	731	84.3
$700,000.01 - $725,000.00	$2,852,016	4	0.43	$713,004	6.494	299.75	712	86.3
$725,000.01 - $750,000.00	$744,000	1	0.11	$744,000	3.990	300.00	672	90.0
$775,000.01 - $800,000.00	$1,590,000	2	0.24	$795,000	4.500	300.00	727	73.6
$800,000.01 - $825,000.00	$1,625,000	2	0.24	$812,500	4.558	300.00	726	61.3
$850,000.01 - $875,000.00	$1,727,081	2	0.26	$863,540	4.117	300.00	667	65.8

$666,518,854

Principal Balances								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
$875,000.01 - $900,000.00	$3,590,000	4	0.54	$897,500	4.873	299.75	747	79.0
$900,000.01 - $925,000.00	$2,747,167	3	0.41	$915,722	5.335	299.67	746	74.9
$925,000.01 - $950,000.00	$4,718,098	5	0.71	$943,620	4.549	299.60	697	83.0
$950,000.01 - $975,000.00	$970,000	1	0.15	$970,000	5.875	300.00	769	70.0
$975,000.01 - $1,000,000.00	$17,969,349	18	2.70	$998,297	5.500	299.83	722	80.8
> $1,000,000.00	$15,616,500	11	2.34	$1,419,682	5.512	299.88	685	80.6
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Mortgage Rates								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
<= 3.000	$983,909	16	0.15	$61,494	2.635	299.53	709	87.0
3.001 - 3.500	$21,047,611	262	3.16	$80,334	3.448	299.61	714	85.3
3.501 - 4.000	$150,536,057	2,830	22.59	$53,193	3.937	299.80	712	83.4
4.001 - 4.500	$19,416,804	267	2.91	$72,722	4.464	299.77	716	84.0
4.501 - 5.000	$135,016,670	2,081	20.26	$64,881	4.791	299.84	725	87.0
5.001 - 5.500	$30,137,929	356	4.52	$84,657	5.322	299.14	728	73.2
5.501 - 6.000	$62,841,525	463	9.43	$135,727	5.775	299.81	719	81.2
6.001 - 6.500	$33,319,812	332	5.00	$100,361	6.334	299.70	709	83.3
6.501 - 7.000	$36,202,237	511	5.43	$70,846	6.794	299.11	715	88.6
7.001 - 7.500	$77,053,926	998	11.56	$77,208	7.296	299.66	714	90.5
7.501 - 8.000	$26,089,751	326	3.91	$80,030	7.796	299.59	702	92.6
8.001 - 8.500	$32,814,182	469	4.92	$69,966	8.288	299.83	708	95.9
8.501 - 9.000	$18,094,691	197	2.71	$91,851	8.894	299.91	715	95.3
9.001 - 9.500	$16,430,666	165	2.47	$99,580	9.259	299.89	707	97.0
9.501 - 10.000	$4,933,100	61	0.74	$80,870	9.876	299.89	678	96.8
10.001 - 10.500	$1,149,620	10	0.17	$114,962	10.282	299.96	694	91.9
10.501 - 11.000	$361,189	6	0.05	$60,198	10.686	299.31	638	92.8
11.001 - 11.500	$89,175	1	0.01	$89,175	11.250	300.00	644	95.0
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Months Remaining to Maturity								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
109 - 120	$4,880	2	0.00	$2,440	7.360	112.00	712	91.1
169 - 180	$351,800	3	0.05	$117,267	5.809	179.32	740	94.9
217 - 228	$229,917	3	0.03	$76,639	5.862	223.11	713	70.2
277 - 288	$993,210	34	0.15	$29,212	6.117	285.12	720	73.3
289 - 300	$664,939,047	9,309	99.76	$71,430	5.697	299.82	716	86.4
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

$666,518,854

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
10.01 - 20.00	$987,500	5	0.15	$193,500	4.029	300.00	797	17.5
20.01 - 30.00	$500,464	11	0.08	$45,497	4.337	296.70	700	28.2
30.01 - 40.00	$3,237,867	54	0.49	$59,961	4.522	299.90	725	34.8
40.01 - 50.00	$6,019,142	110	0.90	$54,719	4.950	299.76	726	44.5
50.01 - 60.00	$13,816,457	250	2.07	$55,266	4.643	299.81	720	55.5
60.01 - 70.00	$56,390,678	787	8.46	$71,653	5.020	299.54	711	66.9
70.01 - 80.00	$125,197,753	1,402	18.78	$89,299	5.083	299.77	717	78.0
80.01 - 90.00	$252,262,727	4,089	37.85	$61,693	5.819	299.74	713	88.8
90.01 - 100.00	$208,126,266	2,643	31.23	$78,746	6.226	299.68	718	98.3
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
AK	$81,730	4	0.01	$20,433	6.562	300.00	694	88.0
AL	$1,695,397	92	0.25	$18,428	4.976	299.76	711	89.9
AZ	$10,601,193	242	1.59	$43,807	5.603	297.98	715	87.2
CA	$393,055,428	3,777	58.97	$104,066	5.876	299.71	716	86.2
CO	$18,002,156	277	2.70	$64,990	5.455	299.82	723	87.1
CT	$7,816,001	98	1.17	$79,755	5.237	299.98	703	82.3
DC	$866,008	19	0.13	$45,579	5.624	299.91	718	87.6
DE	$476,037	17	0.07	$28,002	4.731	299.61	712	83.1
FL	$32,577,482	510	4.89	$63,877	6.104	299.75	713	85.9
GA	$7,423,849	158	1.11	$46,986	5.237	299.78	721	90.7
HI	$6,314,920	63	0.95	$100,237	5.285	299.86	733	80.7
IA	$550,588	30	0.08	$18,353	5.813	299.80	736	93.8
ID	$1,212,798	48	0.18	$25,267	5.233	299.95	720	87.8
IL	$17,743,041	299	2.66	$59,341	5.091	299.74	714	86.1
IN	$1,855,522	90	0.28	$20,617	5.605	299.82	714	83.7
KS	$734,974	40	0.11	$18,374	5.411	299.44	697	89.7
KY	$1,979,936	18	0.30	$109,996	5.533	299.86	699	95.9
LA	$656,815	54	0.10	$12,163	4.586	299.61	714	88.4
MA	$17,909,744	245	2.69	$73,101	5.389	299.84	710	87.6
MD	$7,665,340	151	1.15	$50,764	5.100	299.18	715	88.4
ME	$645,186	26	0.10	$24,815	5.570	299.83	682	83.2
MI	$5,219,434	238	0.78	$21,930	5.143	299.85	707	84.4
MN	$4,707,200	124	0.71	$37,961	5.173	299.82	716	87.5
MO	$2,676,711	111	0.40	$24,115	5.016	299.67	724	86.3
MS	$360,149	23	0.05	$15,659	5.470	299.84	685	82.8
MT	$556,808	23	0.08	$24,209	5.089	299.83	675	80.4
NC	$5,183,598	150	0.78	$34,557	5.524	299.81	720	89.7
ND	$17,900	2	0.00	$8,950	5.872	300.00	712	87.9
NE	$251,946	17	0.04	$14,820	5.664	299.00	712	89.6
NH	$1,212,960	34	0.18	$35,675	5.326	299.71	708	92.2
NJ	$19,274,775	317	2.89	$60,804	5.135	299.63	709	85.8
NM	$1,180,356	29	0.18	$40,702	4.919	299.90	719	73.6
NV	$17,590,526	253	2.64	$69,528	5.595	299.82	714	84.8

$666,518,854

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
NY	$20,245,307	287	3.04	$70,541	5.664	299.79	717	82.9
OH	$3,887,691	145	0.58	$26,812	5.045	299.83	726	91.0
OK	$874,600	36	0.13	$24,294	5.818	299.90	706	90.1
OR	$3,625,541	121	0.54	$29,963	5.362	299.81	716	88.4
PA	$5,469,266	214	0.82	$25,557	5.331	299.69	713	88.3
RI	$1,021,581	21	0.15	$48,647	5.410	299.72	713	82.9
SC	$2,280,378	49	0.34	$46,538	5.299	299.97	725	81.2
SD	$67,448	7	0.01	$9,635	4.415	299.87	708	87.2
TN	$1,948,434	89	0.29	$21,893	5.778	299.88	709	89.8
TX	$2,142,349	33	0.32	$64,920	5.475	299.82	721	87.1
UT	$4,501,130	102	0.68	$44,129	5.851	299.79	715	87.7
VA	$12,384,417	241	1.86	$51,388	5.337	299.92	724	89.5
VT	$530,716	15	0.08	$35,381	5.047	299.99	706	85.6
WA	$16,118,439	279	2.42	$57,772	5.275	299.88	718	89.3
WI	$2,851,774	110	0.43	$25,925	5.080	299.84	707	88.5
WV	$99,065	12	0.01	$8,255	5.135	290.49	704	88.2
WY	$374,229	11	0.06	$34,021	4.499	299.94	730	85.9
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
821 - 840	$801,082	25	0.12	$32,043	5.172	299.78	825	87.5
801 - 820	$7,986,179	164	1.20	$48,696	5.015	299.89	807	81.0
781 - 800	$37,158,200	551	5.57	$67,438	5.229	299.27	789	84.0
761 - 780	$61,379,959	938	9.21	$65,437	5.384	299.76	770	85.5
741 - 760	$84,023,972	1,148	12.61	$73,192	5.600	299.67	749	86.4
721 - 740	$113,335,271	1,416	17.00	$80,039	5.788	299.83	731	87.3
701 - 720	$119,622,139	1,609	17.95	$74,346	5.777	299.60	710	87.9
681 - 700	$94,004,111	1,246	14.10	$75,445	5.972	299.80	691	87.0
661 - 680	$80,162,477	1,178	12.03	$68,050	5.899	299.81	671	86.5
641 - 660	$44,331,989	658	6.65	$67,374	5.518	299.69	653	85.0
621 - 640	$20,185,929	361	3.03	$55,917	5.432	299.86	631	82.2
601 - 620	$3,417,545	55	0.51	$62,137	6.358	298.49	613	80.8
581 - 600	$40,000	1	0.01	$40,000	4.500	299.00	591	82.5
<= 560	$70,000	1	0.01	$70,000	10.625	299.00	528	92.9
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

$666,518,854

Property Type Group								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
SFR	$453,316,977	6,588	68.01	$68,809	5.691	299.67	714	85.9
PUD	$144,730,591	1,731	21.71	$83,611	5.568	299.83	717	86.8
CND	$44,652,043	729	6.70	$61,251	5.936	299.63	726	90.8
2-4U	$15,732,293	170	2.36	$92,543	6.323	299.80	717	87.4
CNDP	$6,312,747	81	0.95	$77,935	6.394	299.92	723	85.4
MNF	$1,774,204	52	0.27	$34,119	4.108	299.77	711	69.9
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Gross Margins								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
<= 0.000	$82,662,304	819	12.40	$100,931	4.370	299.72	737	78.0
0.001 - 0.250	$18,309,780	202	2.75	$90,642	4.498	299.80	719	71.1
0.251 - 0.500	$53,493,773	798	8.03	$67,036	4.551	299.56	723	76.9
0.501 - 0.750	$19,388,479	188	2.91	$103,130	4.860	299.65	719	76.5
0.751 - 1.000	$52,984,610	460	7.95	$115,184	5.360	299.82	717	82.7
1.001 - 1.250	$32,556,563	425	4.88	$76,604	5.315	299.81	708	78.4
1.251 - 1.500	$26,970,931	309	4.05	$87,285	5.305	299.66	716	85.8
1.501 - 1.750	$23,994,932	292	3.60	$82,174	5.730	299.84	700	83.5
1.751 - 2.000	$49,950,362	1,107	7.49	$45,122	5.260	299.39	726	89.7
2.001 - 2.250	$48,756,701	813	7.32	$59,971	5.356	299.87	718	89.5
2.251 - 2.500	$66,398,693	1,071	9.96	$61,997	6.284	299.80	730	92.9
2.501 - 2.750	$43,514,390	597	6.53	$72,888	6.871	299.63	701	90.2
2.751 - 3.000	$33,692,069	558	5.05	$60,380	5.749	299.67	693	93.1
3.001 - 3.250	$14,864,650	196	2.23	$75,840	6.123	298.97	700	93.7
3.251 - 3.500	$37,921,607	631	5.69	$60,098	7.003	299.81	701	96.5
3.501 - 3.750	$11,430,529	233	1.71	$49,058	7.201	299.82	689	92.7
3.751 - 4.000	$8,815,429	104	1.32	$84,764	6.481	299.95	694	96.5
4.001 - 4.250	$16,106,434	210	2.42	$76,697	8.070	299.92	709	96.5
4.251 - 4.500	$13,646,353	164	2.05	$83,209	8.879	299.85	703	97.0
4.501 - 4.750	$2,984,409	50	0.45	$59,688	8.489	299.99	703	96.2
4.751 - 5.000	$2,499,575	47	0.38	$53,182	7.898	299.96	670	94.2
5.001 - 5.250	$3,654,114	45	0.55	$81,203	9.824	299.88	679	97.7
5.251 - 5.500	$499,900	15	0.08	$33,327	7.400	299.85	677	96.6
5.501 - 5.750	$514,000	4	0.08	$128,500	10.257	300.00	687	87.7
5.751 - 6.000	$493,600	4	0.07	$123,400	8.056	300.00	653	94.7
6.001 - 6.250	$274,618	6	0.04	$45,770	10.055	299.03	608	90.6
6.251 - 6.500	$129,175	2	0.02	$64,588	9.160	299.69	628	91.1
7.501 - 7.750	$10,875	1	0.00	$10,875	9.250	300.00	704	90.0
1.844	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

$666,518,854

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
0.01 - 10.00	$1,853,886	385	0.28	$4,815	5.041	298.27	734	74.3
10.01 - 20.00	$4,986,660	486	0.75	$10,261	5.039	299.05	719	76.5
20.01 - 30.00	$6,039,648	414	0.91	$14,589	5.078	299.31	720	78.0
30.01 - 40.00	$8,884,615	435	1.33	$20,424	4.940	297.90	725	77.9
40.01 - 50.00	$11,336,572	448	1.70	$25,305	5.011	299.59	718	79.9
50.01 - 60.00	$12,393,477	313	1.86	$39,596	4.891	299.70	716	80.1
60.01 - 70.00	$13,237,562	322	1.99	$41,110	4.951	299.72	717	80.0
70.01 - 80.00	$14,262,849	233	2.14	$61,214	4.732	299.63	714	80.1
80.01 - 90.00	$14,955,790	194	2.24	$77,092	4.703	299.83	705	78.7
90.01 - 100.00	$578,567,795	6,121	86.80	$94,522	5.821	299.75	715	87.5
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
11.949	$7,204,173	23	1.08	$313,225	5.376	299.98	736	100.0
16.000	$20,967,011	366	3.15	$57,287	5.683	299.95	715	83.8
17.000	$33,413,945	537	5.01	$62,223	6.069	299.75	713	85.5
18.000	$604,697,607	8,420	90.72	$71,817	5.680	299.70	715	86.4
21.000	$236,118	5	0.04	$47,224	9.098	299.00	580	87.8
17.823	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
$0.01 - $10,000.00	$3,280,385	409	0.49	$8,021	5.320	299.79	712	86.8
$10,000.01 - $20,000.00	$14,624,588	1,552	2.19	$9,423	5.017	299.53	712	85.2
$20,000.01 - $30,000.00	$6,845,223	648	1.03	$10,564	4.852	299.33	714	82.3
$30,000.01 - $40,000.00	$13,323,367	540	2.00	$24,673	5.538	299.78	712	86.3
$40,000.01 - $50,000.00	$29,502,784	845	4.43	$34,915	5.627	299.66	715	88.0
$50,000.01 - $60,000.00	$32,233,267	640	4.84	$50,364	5.570	299.89	720	90.0
$60,000.01 - $70,000.00	$39,493,554	643	5.93	$61,421	5.928	299.87	716	91.6
$70,000.01 - $80,000.00	$47,797,306	708	7.17	$67,510	5.925	299.64	715	92.6
$80,000.01 - $90,000.00	$39,803,991	507	5.97	$78,509	5.867	299.83	714	92.7
$90,000.01 - $100,000.00	$65,042,287	817	9.76	$79,611	5.744	299.81	715	87.8
$100,000.01 - $125,000.00	$61,149,945	576	9.17	$106,163	6.278	299.56	716	92.1
$125,000.01 - $150,000.00	$69,822,269	569	10.48	$122,710	5.820	299.60	709	85.6
$150,000.01 - $175,000.00	$20,647,969	143	3.10	$144,391	5.783	299.73	714	88.1
$175,000.01 - $200,000.00	$26,599,235	173	3.99	$153,753	5.594	299.84	715	80.4
$200,000.01 - $225,000.00	$14,549,297	79	2.18	$184,168	5.853	299.75	708	85.7
$225,000.01 - $250,000.00	$17,577,799	100	2.64	$175,778	5.502	299.45	721	79.4
$250,000.01 - $275,000.00	$7,167,205	31	1.08	$231,200	5.955	299.81	708	83.4
$275,000.01 - $300,000.00	$16,181,190	74	2.43	$218,665	5.485	299.81	719	77.0
$300,000.01 - $325,000.00	$7,072,352	26	1.06	$272,014	5.272	299.93	739	82.7
$325,000.01 - $350,000.00	$8,869,558	33	1.33	$268,774	5.534	299.86	717	83.3

$666,518,854

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
$350,000.01 - $375,000.00	$4,747,902	16	0.71	$296,744	5.217	299.93	732	85.9
$375,000.01 - $400,000.00	$9,896,223	29	1.48	$341,249	5.845	299.84	731	78.8
$400,000.01 - $425,000.00	$4,345,779	14	0.65	$310,413	5.690	299.60	721	86.7
$425,000.01 - $450,000.00	$3,324,200	9	0.50	$369,356	4.961	296.23	721	89.3
$450,000.01 - $475,000.00	$3,216,785	9	0.48	$357,421	6.312	300.00	700	84.8
$475,000.01 - $500,000.00	$21,445,029	55	3.22	$389,910	5.191	299.80	732	76.9
$500,000.01 - $525,000.00	$2,606,564	5	0.39	$521,313	5.675	299.80	708	82.0
$525,000.01 - $550,000.00	$1,808,895	4	0.27	$452,224	5.171	299.60	723	82.3
$550,000.01 - $575,000.00	$3,296,500	7	0.49	$470,929	5.363	300.00	706	78.1
$575,000.01 - $600,000.00	$4,622,308	10	0.69	$462,231	5.483	299.58	714	79.0
$600,000.01 - $625,000.00	$2,471,500	4	0.37	$617,875	5.938	300.00	722	86.2
$625,000.01 - $650,000.00	$1,388,904	3	0.21	$462,968	5.599	299.54	749	87.9
$650,000.01 - $675,000.00	$408,000	1	0.06	$408,000	7.875	300.00	679	90.0
$675,000.01 - $700,000.00	$3,194,000	6	0.48	$532,333	4.584	300.00	730	85.1
$700,000.01 - $725,000.00	$2,144,200	3	0.32	$714,733	6.699	300.00	708	88.3
$725,000.01 - $750,000.00	$744,000	1	0.11	$744,000	3.990	300.00	672	90.0
$750,000.01 - $775,000.00	$408,000	2	0.06	$204,000	6.842	300.00	691	89.4
$775,000.01 - $800,000.00	$1,650,000	3	0.25	$550,000	4.481	300.00	727	73.2
$800,000.01 - $825,000.00	$1,700,000	3	0.26	$566,667	5.286	298.08	726	75.6
$825,000.01 - $850,000.00	$150,000	1	0.02	$150,000	8.750	300.00	729	90.0
$850,000.01 - $875,000.00	$875,000	1	0.13	$875,000	3.500	300.00	699	32.6
$875,000.01 - $900,000.00	$4,375,858	6	0.66	$729,310	5.221	299.55	742	80.7
$900,000.01 - $925,000.00	$1,833,292	2	0.28	$916,646	6.249	299.50	754	85.0
$925,000.01 - $950,000.00	$5,631,973	6	0.84	$938,662	4.379	299.66	703	78.4
$950,000.01 - $975,000.00	$970,000	1	0.15	$970,000	5.875	300.00	769	70.0
$975,000.01 - $1,000,000.00	$20,731,055	24	3.11	$863,794	5.334	299.85	722	81.0
> $1,000,000.00	$16,949,316	13	2.54	$1,303,794	5.472	299.85	688	81.3
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
Second	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
Current	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4

$666,518,854

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	Combined LTV
1997	$2,469	1	0.00	$2,469	7.375	217.00	776	91.2
1998	$227,448	2	0.03	$113,724	5.846	223.18	712	69.9
2003	$1,157,280	45	0.17	$25,717	6.145	286.24	720	74.5
2004	$665,131,657	9,303	99.79	$71,496	5.697	299.76	716	86.4
	$666,518,854	9,351	100.00	$71,278	5.698	299.71	716	86.4